Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated: May 12, 2004

Swisscom AG

(Translation of registrant’s name into English)

Alte Tiefenaustrasse 6
3050 Bern, Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No    ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

SIGNATURES

Press Release

Swisscom Group Interim Report as at March 31, 2004:

Swisscom increases net income

	1.1-31.3.2003	1.1-31.3.2004	Change
Net revenue (in CHF millions)	2,459	2,488	1.2%
EBITDA (in CHF millions)	1,141	1,126	-1.3%
EBIT (in CHF millions)	715	732	2.4%
Net income (in CHF millions)	409	488	19,3%
Equity Free Cash Flow (in CHF millions)	283	461	62.9%
ADSL accesses (at 31.3)	250,000	596,000	138.4%
Number of mobile customers (at 31.3 in millions)	3.63	3.84	5.6%
Number of full-time employees at 31.3	17,008	15,759	-7.3%

Following conclusion of the sales agreement at the end of April 2004, the holding in debitel is recorded in the Swisscom consolidated financial statements as a discontinued operation and disclosed separately in the consolidated income statement, balance sheet and cash flow statement.

In the first quarter of 2004 the Swisscom Group posted a sound result. Excluding debitel, revenue rose by 1.2% to CHF 2.49 billion. Operating income before interest, taxes, depreciation and amortization (EBITDA, excluding debitel) fell year-on-year by 1.3% to CHF 1.13 billion, while net income rose by 19.3% to CHF 488 million. Without the debitel Group and in the face of continuing strong competition and unchanged regulatory conditions, Swisscom expects to close the current financial year with a consolidated revenue of around CHF 10 billion and operating income before interest, taxes, depreciation and amortization (EBITDA) of approximately CHF 4.3 billion.

Revenue from fixed network and mobile activities rose by 1.2% and 7.1% respectively in the first quarter of 2004. Swisscom’s core business was positively impacted by the ongoing boom in broadband ADSL access coupled with a further rise in the number of mobile customers.

The Swisscom Group reduced depreciation and amortization year-on-year by CHF 38 million, largely due to lower amortization at Fixnet as a result of the increased number of fully amortized installations. Financial expense halved to CHF 42 million compared with the previous year due to lower interest rates and lower impairment charges.

Swisscom Ltd Group Media Relations CH-3050 Berne	Phone Fax	+41 31 342 91 93 +41 31 342 06 70	www. swisscom.com media@swisscom.com

Press Release

At the end of April 2004 Swisscom agreed to sell its holding in debitel to an international investor. debitel is therefore included in the financial statements as a discontinued operation. The result for debitel for the first three months of 2004 was a loss of CHF 15 million (compared to minus CHF 37 million in the previous-year period). This figure includes goodwill amortization amounting to CHF 32 million (previous-year period CHF 41 million).

The improvement of 19.3% or CHF 79 million in the Swisscom Group’s net income is primarily attributable to higher operating income (EBIT) and a reduction in financial expense. Earnings per share amount to CHF 7.37 (2003: CHF 6.18).

As previously announced, Swisscom will buy back CHF 2 billion worth of its own shares via the second trading line. The share buy-back programme is expected to be launched on May 24. The repurchased shares are for a capital reduction planned for the 2005 General Meeting.

Without the debitel Group and in the face of continuing strong competition and unchanged regulatory conditions, Swisscom expects to close the current financial year with a consolidated revenue of around CHF 10 billion and operating income before interest, tax, depreciation and amortization (EBITDA) of approximately CHF 4.3 billion. Capital expenditure in 2004 will be in the order of CHF 1.3 billion.

Report on the segments

In the Fixnet segment, revenue from external customers rose year-on-year by 1.0% to CHF 1,169 million, largely due to continued strong growth in ADSL broadband access lines.

Revenue from retail traffic declined by 3.2% year-on-year, mainly due to the ongoing mobile substitution effect and the migration of Internet traffic to ADSL. Revenue from wholesale traffic fell by 3.2% to CHF 184 million as a result of a reduction in regulated national interconnection prices as well as lower volumes of incoming international traffic.

Revenue from access fees rose by 10.9% to CHF 459 million due to continuing growth in ADSL broadband access lines. Year-on-year the number of ADSL access lines has risen by 346,000 to 596,000, of which 212,000 related to Bluewin retail customers and 134,000 to customers of other providers. Access fees cover fees for analog and digital access lines as well as broadband access lines (ADSL) for retail and wholesale customers, and Internet subscription fees. Other revenue declined primarily as a result of the sale in October 2003 of the stake in Telecom FL AG.

Operating expenses decreased year-on-year by 5.7% to CHF 904 million, mainly due to a reduction in personnel expenses as a result of lower headcount, coupled with reduced expenditure on workforce reduction measures. In the first quarter of 2004, CHF 3 million was spent on workforce reduction measures compared with CHF 42 million in the previous-year period. EBITDA increased by 14.3% to CHF 575 million as a consequence of cost savings and lower

Swisscom Ltd Group Media Relations CH-3050 Berne	Phone Fax	+41 31 342 91 93 +41 31 342 06 70	www. swisscom.com media@swisscom.com

Press Release

costs related to job reductions. The EBITDA margin was 38.9% compared with 34.4% in the previous year. Swisscom Fixnet expects to close 2004 with a decline in revenue and an EBITDA on a par with the previous year.

The Mobile segment posted a year-on-year increase of 6.1% in revenue from external customers to CHF 872 million. The 3.3% growth in revenue from connectivity voice is mainly attributable to expansion of the customer base, which more than offset the loss in revenue from national roaming following termination of the agreement between Swisscom Mobile and Orange in mid-2003.

The number of Swisscom Mobile customers increased year-over-year by 204,000 to 3.84 million, largely due to the successful launch in fourth-quarter 2003 of Vodafone live! By the end of March 2004 alone, some 130,000 customers had already been acquired. Average revenue per user (ARPU) of Mobile services was on a par with the previous year’s level.

Revenue from connectivity data and value added services rose by 12.6%, largely due to increased customer numbers and the direct billing of SMS traffic with other network providers (SMS Interworking). Other revenue rose by 62.1% or CHF 18 million, mainly as a result of an increase in handset sales.

Operating expenses for the Mobile segment rose year-on-year by 22.4% to CHF 590 million in the first quarter of 2004, as a result of increased spending on customer acquisition and loyalty measures as well as higher costs related to handset procurement and network operation. The rise in spending on customer acquisition and loyalty measures is primarily related to the larger customer base and the successful launch of Vodafone live! Operating expenses also include the costs of a new agreement with Vodafone governing access to Vodafone products and services, notably Vodafone live!

The Mobile segment posted a year-on-year decline in EBITDA of 7.1% to CHF 482 million due to termination of the agreement on national roaming and the new agreement with Vodafone. The EBITDA margin was 45.0% compared with 51.8% for the previous-year period. Due to the enlarged customer base, Mobile expects to close 2004 with higher revenue and an EBITDA on the previous-year’s level.

The Enterprise Solutions segment posted a 12.0% year-on-year decline in revenue from external customers to CHF 242 million, while traffic revenue fell by CHF 10 million, largely due to the mobile substitution effect and competition among providers. Revenue from networking dropped by CHF 13 million as a result of lower volumes and prices for leased lines. The decline of CHF 10 million in revenue from in-house and processes is largely attributable to lower revenue from Business Numbers.

Operating expenses fell by 22.6%, mainly as a result of the lower purchasing volumes due to the decline in revenue, cost savings and reduced spending on workforce reduction measures. No expenditure was incurred for workforce reduction measures in the first quarter of 2004, compared with CHF 31 million in the previous year. Due to the above-mentioned factors, EBITDA rose by CHF 36 million to CHF 26 million, while the EBITDA margin amounted to 9.5% as

Swisscom Ltd Group Media Relations CH-3050 Berne	Phone Fax	+41 31 342 91 93 +41 31 342 06 70	www. swisscom.com media@swisscom.com

Press Release

opposed to minus 3.2% for the previous-year period. Given sustained pressure on prices and ongoing competition, Enterprise Solutions expects to close 2004 with lower revenue and an EBITDA slightly below the previous year’s level.

The Other segment comprises the Group companies Swisscom Systems AG, Swisscom IT Services AG, Swisscom Broadcast AG, Billag AG, Billag Card Services AG and Swisscom Eurospot AG. Revenue from external customers dropped by 2.1% year-on-year, largely due to lower revenues posted by Swisscom Systems and Swisscom IT Services on account of the weak economy. The increase in revenue posted by Billag is attributable to the acquisition of Billag Card Services AG in December 2003.

Operating expenses dropped year-on-year in line with the revenue trend and as a result of savings related to a reduced workforce. Operating expenses also include the cost of further expanding Swisscom Eurospot’s international WLAN business. EBITDA remained on a par with the previous year, due in particular to cost savings. EBITDA margin amounted to 15.8% compared with 15.2% for the previous year. Following the acquisition of Billag Card Services AG in December 2003, the Other segment expects to close 2004 with higher revenue as well as a higher EBITDA as a result of lower spending on workforce reduction measures.

The Corporate segment comprises the divisions at headquarters, shared services in respect of Group companies, the real estate company and the job placement company, WORK_LINK AG. The fall in EBITDA is the result of an increase in the cost of social-plan measures of around CHF 64 million. The Corporate segment expects to close 2004 with a lower EBITDA on account of higher social-plan costs.

The detailed interim report is available online at:

http://www.swisscom.com/q1-report-2004

Berne, 12 May 2004

Cautionary statement regarding forward-looking statements

This communication contains statements that constitute “forward-looking statements”. In this communication, such forward-looking statements include, without limitation, statements relating to our financial condition, results of operations and business and certain of our strategic plans and objectives. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors which are beyond Swisscom’s ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors detailed in Swisscom’s past and future filings and reports filed with the SWX Swiss Exchange and the U.S. Securities and Exchange Commission and posted on our websites. Readers are cautioned not to put undue reliance on forward-looking statements, which speak only of the date of this communication. Swisscom disclaims any intention or obligation to update and revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Swisscom Ltd Group Media Relations CH-3050 Berne	Phone Fax	+41 31 342 91 93 +41 31 342 06 70	www. swisscom.com media@swisscom.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swisscom AG

Dated: May 12, 2004	by:	/s/ Stephan Wiederkehr

	Name:	Stephan Wiederkehr
	Title:	Senior Counsel
Head of Corporate & Financial Law